1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2006
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:___)

SIGNATURES

Siliconware Precision Industries Co., Ltd.
          FOR IMMEDIATE RELEASE
Contact:
Eva Chen / CFO
(886)4-2534-1525ext.1528
evachen@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website ”www.spil.com.tw”
Siliconware Precision Industries Reports 1.5% Revenues Sequential Growth and EPS of NT$
1.44 or EPADS of US$ 0.22 for 2Q 2006
Taichung, Taiwan, July 26, 2006 Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 2Q 2006 was NT$ 13,640 million, representing 1.5% sequential growth QoQ and 50.9% growth compared to the same period of year 2005.
SPIL reported a net income of NT$ 3,492 million in 2Q 2006, compared with a net income of NT$ 2,824 million in 1Q 2006 and a net income of NT$ 1,292 million in 2Q 2005.
SPIL reported its sales revenues for the first six-month period ended June 30, 2006 were NT$ 27,080 million, up 59.1% compared to the same period of year 2005.
For the first six-month ended June 30, 2006 net income was NT$ 6,316 million, compared with a net income of NT$ 2,488 million for the same period of year 2005.
Unconsolidated 2Q 2006 Financial Results
➢ Net revenue was NT$ 13,640 million, in which NT$ 12,548 million was from assembly business and NT$ 1,092 million was from testing business.
➢ Cost of goods sold was NT$ 10,125 million, and gross profit was NT$ 3,515 million, representing a gross margin of 25.8%.
➢ Operating expenses were NT$ 695 million, including selling expenses of NT$ 188 million, administrative expenses of NT$ 245 million, and R& D expenses of NT$ 262 million. Operating profit was NT$ 2,820 million, representing an operating margin of 20.7%.
➢ The Company recognized an investment income of NT$ 408 million attributable to the operating results from ChipMOS Technologies for the six-month period ended June 30, 2006. Investment incomes in this quarter also included cash dividends of NT$ 130 million and NT$ 60 million from Phoenix Precision Technology and KYEC Electronics, respectively.
➢ Net interest income for this quarter was NT$ 62 million.
SPIL 2Q 06

1

Siliconware Precision Industries Co., Ltd.
➢ Net income was NT$ 3,492 million.
➢ Earnings per ordinary share for this quarter was NT$ 1.44, or earnings per ADS of US$ 0.22. Total weighted average outstanding ordinary shares for 2Q 2006 were 2,413 million  shares.
Capital Expenditure
➢ Capital expenditure in 2Q 2006 totaled NT$ 2,833 million, in which NT$ 2,073 million were spent on assembly equipment, and NT$ 760 million were spent on testing equipment.
➢ The depreciation expenses in 2Q 2006 were NT$ 1,632 million, in which NT$ 1,138 million were from assembly business and NT$ 494 million were from testing business.
Assembly Operation
➢ Substrate products revenues accounted for 50% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted for 10%, down from 12% in previous quarter; leadframe products revenues accounted for 29%, up from 27% in previous quarter. Testing service generated 8% of total revenues in 2Q 2006.
SPIL 2Q 06

2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements. All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and six months ended June 30, 2006 reflect our gains or losses attributable to the second quarter and first six months, respectively, of 2006 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the six months ended June 30, 2006, is necessarily indicative of the results that may be expected for any period thereafter.
SPIL 2Q 06

3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of June 30, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30, 2006			June 30, 2005		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	404,757	13,122,206	17	10,680,450	18	2,441,756	23
Accounts receivable	253,445	8,216,677	11	6,191,613	10	2,025,064	33
Inventories	91,997	2,982,550	4	2,111,426	4	871,124	41
Other current assets	76,909	2,493,375	3	1,866,390	3	626,985	34
				—
Total current assets	827,107	26,814,808	35	20,849,879	35	5,964,929	29
				—

Long-term investments	487,902	15,817,770	21	9,634,712	16	6,183,058	64
Fixed assets	1,721,088	55,797,660	74	48,360,322	81	7,437,338	15
Less accumulated depreciation	(776,808)	(25,184,110)	-33	(21,742,464)	-36	(3,441,646)	16

Net fixed assets	944,280	30,613,550	41	26,617,858	45	3,995,692	15
				—
Other assets	79,829	2,588,062	3	2,563,715	4	24,347	1
				—
Total Assets	2,339,118	75,834,190	100	59,666,164	100	16,168,026	27

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	138,587	4,492,976	6	3,761,304	6	731,672	19
Current portion of long-term debt	61,509	1,994,126	3	236,000		1,758,126	745
Other current liability	269,106	8,724,407	11	5,037,205	9	3,687,202	73
Bonds payable	182,550	5,918,271	8	11,470,918	19	(5,552,647)	-48
Long-term loans	51,408	1,666,660	2	4,799,426	8	(3,132,766)	-65
Other liabilities	10,708	347,150		37,904		309,246	816

Total Liabilities	713,868	23,143,590	30	25,342,757	42	(2,199,167)	-9
				—
Stockholders’ Equity
Capital stock	773,059	25,062,567	33	21,144,393	36	3,918,174	19
Stock dividend to be distributed	82,602	2,677,943	4	1,876,553	3	801,390	43
Capital reserve	372,482	12,075,857	16	8,413,538	14	3,662,319	44
Legal reserve	61,798	2,003,494	3	1,179,104	2	824,390	70
Special reserve	1,543	50,029		141,053		(91,024)	-65
Retained earnings	196,290	6,363,731	8	2,529,238	4	3,834,493	152
Unrealized gain or loss on financial instruments	165,110	5,352,861	7	(231)		5,353,092
Cumulated translation adjustment	(2,012)	(65,230)		(143,610)		78,380	-55
Net loss not recognized as pension cost	(55)	(1,787)		(1,301)		(486)
Treasury stock	(25,566)	(828,865)	-1	(815,330)	-1	(13,535)	2

Total Equity	1,625,250	52,690,600	70	34,323,407	58	18,367,193	54
				—
Total Liabilities & Shareholders’ Equity	2,339,118	75,834,190	100	59,666,164	100	16,168,026	27

Forex ( NT$ per US$ )		32.42		31.67

(1)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Jun 30					Sequential Comparison
	2Q 2006			2Q 2005	YOY	2Q 2006	1Q 2006	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %

Revenues	420,743	13,640,499	100.0	9,040,455	50.9	13,640,499	13,439,341	1.5
Cost of Goods Sold	(312,307)	(10,125,004)	-74.2	(7,403,927)	36.8	(10,125,004)	(9,834,836)	3.0

Gross Profit	108,436	3,515,495	25.8	1,636,528	114.8	3,515,495	3,604,505	-2.5

Operating Expenses
Selling Expenses	(5,810)	(188,362)	-1.4	(134,324)	40.2	(188,362)	(180,626)	4.3
Administrative Expenses	(7,550)	(244,778)	-1.8	(191,755)	27.7	(244,778)	(243,900)	0.4
Research and Development Expenses	(8,079)	(261,917)	-1.9	(199,405)	31.3	(261,917)	(252,961)	3.5

	(21,439)	(695,057)	-5.1	(525,484)	32.3	(695,057)	(677,487)	2.6

Operating Income	86,997	2,820,438	20.7	1,111,044	153.9	2,820,438	2,927,018	-3.6

Non-operating Income	25,468	825,678	6.1	202,921	306.9	825,678	198,275	316.4
Non-operating Expenses	(527)	(17,088)	-0.1	(29,264)	-41.6	(17,088)	(124,896)	-86.3

Income from Continuing Operations before Income Tax	111,938	3,629,028	26.6	1,284,701	182.5	3,629,028	3,000,397	21.0
Income Tax Credit (Expenses)	(4,218)	(136,746)	-1.0	7,249		(136,746)	(176,507)	-22.5

Net Income	107,720	3,492,282	25.6	1,291,950	170.3	3,492,282	2,823,890	23.7

Earnings Per Common Share		NT$ 1.44		NT$ 0.58			NT$ 1.18

Earnings Per ADS		US$ 0.22		US$ 0.09			US$ 0.18

Weighted Average Number of Shares Outstanding(‘k)		2,413,162		2,245,989			2,395,382

Forex ( NT$ per US$)		32.42		31.67			32.51

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Six Months Ended on June 30, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2006 and 2005
	2006			2005	YOY
	USD	NTD	%	NTD	Change %

Net Sales	835,282	27,079,840	100.0	17,022,245	59.1
Cost of Goods Sold	(615,664)	(19,959,840)	-73.7	(14,203,437)	40.5

Gross Profit	219,618	7,120,000	26.3	2,818,808	152.6

Operating Expenses
Selling expenses	(11,381)	(368,988)	-1.4	(268,758)	37.3
Administrative expenses	(15,073)	(488,678)	-1.8	(379,925)	28.6
Research and development expenses	(15,881)	(514,878)	-1.9	(398,595)	29.2

	(42,336)	(1,372,544)	-5.1	(1,047,278)	31.1

Operating Income	177,281	5,747,456	21.2	1,771,530	224.4

Non-operating Income	31,584	1,023,953	3.8	367,714	178.5
Non-operating Expenses	(4,380)	(141,984)	-0.5	(354,191)	-59.9

Income Before Income Tax	204,486	6,629,425	24.5	1,785,053	271.4
Income Tax Credit (Expenses)	(9,662)	(313,253)	-1.2	52,197

Net Income from Continuing Operations	194,823	6,316,172	23.3	1,837,250	243.8
Cumulative Effect of Changes in Accounting Principle				650,508

Net Income	194,823	6,316,172	23.3	2,487,758	153.9

Earnings Per Common Share		NT$ 2.62		NT$ 1.11

Earnings Per ADS		US$ 0.40		US$ 0.18

Weighted Average Number of Shares Outstanding(‘k)		2,413,162		2,245,989

Forex ( NT$ per US$)		32.42		31.67

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 6 Months Ended on Jun 30, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2006		6 months, 2005
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	194,823	6,316,172	2,487,758
Depreciation	98,826	3,203,940	2,889,614
Amortization	8,528	276,471	243,413
Long-term investment gain recognized by equity method	(14,320)	(464,268)	(669,138)
Compensation interest payable on bonds payable	915	29,658	68,925
Foreign currency exchange gain on bonds payable	(5,127)	(166,214)	(32,375)
Change in working capital & others	11,288	365,941	841,363

Net cash flows provided from operating activities	294,932	9,561,700	5,829,560

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(161,063)	(5,221,657)	(2,594,632)
Proceeds from disposal of short-term investment			1,956,250
Payment for long-term investment	(15,023)	(487,050)	(157,050)
Proceeds from disposal of long-term investment			51,462
Payment for deferred charges/other changes	(2,465)	(79,901)	(95,844)

Net cash used in investing activities	(178,551)	(5,788,608)	(839,814)

Cash Flows from Financing Activities:
Repayment of bonds payable			(800,000)
Repayment of long-term loan	(46,268)	(1,500,000)	(2,920,000)
Proceeds from the exercise of employee stock option /other charges	8,627	279,680	82,768

Net cash provided from financing activities	(37,641)	(1,220,320)	(3,637,232)

Net increase (decrease) in cash and cash equivalents	78,741	2,552,772	1,352,514

Cash and cash equivalents at beginning of period	326,016	10,569,434	9,327,936

Cash and cash equivalents at end of period	404,757	13,122,206	10,680,450

Forex ( NT$ per US$ )		32.42	31.67

(1)	: All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 26, 2006	By: /s/ Ms. Eva Chen

Eva Chen
Chief Financial Officer